Exhibit 99.2

2023

MANAGEMENT

INFORMATION

CIRCULAR

Brookfield Reinsurance Ltd.

ANNUAL GENERAL AND SPECIAL MEETING | AUGUST 17, 2023

LETTER TO SHAREHOLDERS

To our shareholders,

You are invited to attend an annual general and special meeting of holders of shares of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”, “we,” “our” or the “company”). The meeting will occur at 10:00 a.m. EDT on Thursday, August 17th in a virtual meeting format via live audio webcast available online at https://web.lumiagm.com/492308657 (Password: “brookfield2023” (case sensitive)). You can read about the business of the meeting beginning on page 9 of the accompanying Management Information Circular (the “Circular”). This Circular also provides important information on voting your shares at the meeting, our ten (10) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual general and special meeting can be found in the “General Proxy Matters” section of the Circular.

Our company was incorporated on December 10, 2020 under the Bermuda Act as an exempted company limited by shares. Our company was established by Brookfield to own and operate a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through our operating subsidiaries, we offer a broad range of insurance products and services, including life insurance and annuities and personal and commercial property and casualty insurance. In doing so, we seek to match liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose. An investment in our company’s class A exchangeable limited voting shares (“class A exchangeable shares”) is intended to be, as nearly as practicable, functionally and economically equivalent to an investment in class A limited voting shares (“Brookfield Class A Share”) of Brookfield Corporation. Each class A exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time and receives distributions, at the same time and in the same amounts per share as the cash dividends paid on each as a Brookfield Class A Share. Due to this intended economic equivalence, we strongly encourage shareholders to read the company’s continuous disclosure documents together with those of Brookfield Corporation.

Potential Reverse Exchanges

Our company is seeking the approval of our shareholders to issue exchangeable shares1, during the twelve-month period from the date of the meeting, in connection with one or more exchange or similar transactions whereby holders of Brookfield Class A Shares will be given the opportunity on a voluntary basis to exchange their Brookfield Class A Shares for newly-issued exchangeable shares on a one-for-one basis.

The purpose of any such reverse exchange will be to increase the equity base and market capitalization of our company, which in turn will position our company for future growth. Brookfield Reinsurance is a “paired entity” to Brookfield Corporation, enabling any such reverse exchange to be structured so that the equity base and market capitalization of Brookfield Reinsurance can be enhanced without any dilution to holders of Brookfield Class A Shares.

If consummated, each reverse exchange would also provide holders of Brookfield Class A Shares with an alternative, efficient means through which to hold an interest in the paired entity.

Bye-Law Amendments

At the meeting, our company is seeking the approval of our shareholders to make certain amendments to our bye-laws. These amendments are aligned with the objectives of the reverse exchanges (if any) and are designed to promote stability in the number of exchangeable shares outstanding from time to time, thereby maintaining the equity base and market capitalization of our company and reducing volatility in the trading price of the exchangeable shares relative to the Brookfield Class A Shares. The proposed amendments aim to allow the exchangeable shares of our company that are tendered for exchange to remain in circulation under certain circumstances, thereby supporting our company’s efforts to enhance liquidity for our shareholders.

The Restricted Stock Plan

At the meeting, our company is also seeking shareholder approval to authorize our company to adopt a restricted stock plan (the “Restricted Stock Plan”). The Restricted Stock Plan is intended to provide designated executives and key

[1]	Exchangeable shares may consist of either class A exchangeable shares and/or class A-1 exchangeable shares of our company.

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employees of our company and designated executives and key employees of Brookfield that provide services to our company or our affiliates with compensation that will align their long-term interests with those of our company’s shareholders.

Record Date and Other Shareholder Information

The company has fixed June 30, 2023 as the record date for determining those shareholders entitled to receive notice and to vote at the meeting. The accompanying Circular provides additional information relating to the matters to be dealt with at the meeting.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, please take the time to vote by using the internet or by telephone as described in this Circular or by completing the enclosed proxy card and mailing it in the enclosed envelope. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

If you are not registered as the holder of your shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares. See the section in the Circular entitled “General Proxy Matters” for further information on how to vote your shares.

On behalf of the board of directors, I wish to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on Thursday, August 17, 2023.

Yours truly,

Sachin Shah

Sachin Shah

Chair of the board of directors

July 21, 2023

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

An annual general and special meeting (the “meeting”) of the holders of class A exchangeable limited voting shares (“class A exchangeable shares”) and class B limited voting shares (the “class B shares”) of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”, “we,” “our” or the “company”) will be held on Thursday, August 17th at 10:00 a.m. Eastern Daylight Time (“EDT”), in a virtual meeting format via live audio webcast available online at https://web.lumiagm.com/492308657 (Password: “brookfield2023” (case sensitive)):

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	to elect each of the ten (10) director nominees of the company who will serve until the next annual meeting of shareholders;

3.

to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass a resolution (the “Return of Capital Resolution”) approving:

(i)

a quarterly return of capital distributions on each of the class A exchangeable shares, the class A-1 exchangeable non-voting shares (the “class A-1 exchangeable shares”, and together with the class A exchangeable shares, the “exchangeable shares”) and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 29, 2023, December 29, 2023, March 29, 2024 and June 28, 2024;

(ii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 of the company, and corresponding reductions to the authorized share capital of the company;

(iii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 2 of the company, and corresponding reductions to the authorized share capital of the company;

5.

as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass a resolution (the “Share Issuance Resolution”) authorizing our company to issue up to a maximum of 101,899,808 exchangeable shares, during the twelve-month period from the date of the meeting, in connection with one or more exchange (or similar transactions) whereby holders of class A limited voting shares of Brookfield Corporation (“Brookfield Class A Shares”) will have the option to exchange their Brookfield Class A Shares for newly-issued class A exchangeable shares and/or class A-1 exchangeable shares of our company on a one-for-one basis (each such transaction a “Reverse Exchange” and collectively, the “Reverse Exchanges”);

6.	to consider and, if thought advisable, pass a resolution (the “Bye-Law Amendment Resolution”) confirming certain amendments to the bye-laws of our company;

7.

as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass a resolution (the “Restricted Stock Plan Resolution”) authorizing our company to adopt a restricted stock plan (the “Restricted Stock Plan”) to permit the company to award restricted stock grants to certain employees and service providers of the company; and

8.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Specific details relating to the Return of Capital Resolution, the Share Issuance Resolution, the Bye-Law Amendment Resolution, the Restricted Stock Plan Resolution and the other matters to be considered at the meeting are set forth in our management information circular (the “Circular”) accompanying this notice of meeting under the heading “Business of the Meeting”. The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to the accompanying Circular. For an extract of the proposed amendments to our bye-laws, please refer to Appendix “B” to the accompanying Circular.

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The board unanimously recommends that shareholders vote FOR each of the ten (10) director nominees of our company, the Return of Capital Resolution, the Share Issuance Resolution, the Bye-Law Amendment Resolution, the Restricted Stock Plan Resolution, and the related matters at the meeting.

The meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/492308657, entering your control number and password “brookfield2023” (case sensitive). See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a Shareholder of our company at the close of business on June 30, 2023, the record date for the meeting.

Instructions on Voting at the Virtual Meeting

Your vote is important regardless of the number of shares you own. Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Tuesday, August 15, 2023. You can cast your proxy vote in the following ways:

●	On the Internet at www.meeting-vote.com;
●	Fax your signed proxy to (416) 595-9593;
●	Mail your signed proxy using the business reply envelope accompanying your proxy;
●	Scan and send your signed proxy to proxyvote@tmx.com; or
●	Call by telephone at 1-888-489-5760.

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, TSX Trust Company at 1-866-751-6315 (within North America) or (647) 252-9650 (outside of

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North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. EDT on Tuesday, August 15, 2023.

By Order of the Board

William Cox

William Cox Lead Independent Director

July 21, 2023

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INFORMATION FOR ALL SHAREHOLDERS

Our company’s class A exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to the Brookfield Class A Shares. Each class A exchangeable share is exchangeable on a one-for-one basis into a Brookfield Class A Share at any time. We therefore expect that the market price of our class A exchangeable shares should be impacted by the market price of the Brookfield Class A Shares and the business performance of Brookfield Corporation. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by Brookfield Corporation in its continuous disclosure filings. Copies of Brookfield Corporation’s continuous disclosure filings are available electronically on Brookfield Corporation’s SEDAR profile at www.sedar.com and on Brookfield Corporation’s EDGAR profile at www.sec.gov/edgar.

The information concerning Brookfield Corporation contained in this Circular has been publicly filed or provided by Brookfield Corporation. Although the company has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, the company does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Brookfield Corporation, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the company.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of the company for use at the meeting and any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting. See “General Proxy Matters”.

Information contained in this Circular is given as of July 21, 2023, unless otherwise stated. As the company operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

INFORMATION FOR SHAREHOLDERS IN THE UNITED STATES AND CANADA

As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda (the “Bermuda Act”). Accordingly, the solicitation of proxies pursuant to this Circular relates to securities of a Bermuda issuer and is being effected in accordance with Bermuda corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the U.S. Exchange Act and under Canadian securities laws are not applicable to the company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Bermuda law may be different from such requirements under U.S. and Canadian securities laws and that requirements under Bermuda law as they relate to Bermuda companies may differ from requirements under U.S. and Canadian corporate laws as they apply to U.S. or Canadian companies, respectively.

FORWARD-LOOKING STATEMENTS AND INFORMATION

In addition to historical information, this Circular contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield Corporation’s

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outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield Corporation or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In particular, forward-looking statements contained in this Circular include statements regarding one or more Reverse Exchange (if any) and the quarterly return of capital distributions including the anticipated timing such transactions.

The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

We caution that the factors that may affect future results described in this Circular are not exhaustive. The forward-looking statements represent our views as of the date of this Circular and should not be relied upon as representing our views as of any date subsequent to the date of this Circular. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

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MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE – QUESTIONS AND ANSWERS	1

PART TWO – GENERAL PROXY MATTERS	3

PART THREE – PRINCIPAL HOLDERS OF VOTING SHARES	8

PART FOUR – BUSINESS OF THE MEETING	9

Receiving the Consolidated Financial Statements	10
Election of Directors	10
Voting by Proxy	11
Director Nominees	11
Summary of 2023 Nominees for Director	18
2022 Director Attendance	19
Appointment of External Auditor	19
Principal Accounting Firm Fees	19
Return of Capital Distributions and Capital Reductions	20
Potential Reverse Exchanges	21
Share Issuance Resolution	23
Bye-Law Amendments	23
The Restricted Stock Plan	24
Purpose of the Restricted Stock Plan	24
Shares Reserved	24
Summary of the Restricted Stock Plan	24

PART FIVE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	25

Overview	25
Board of Directors	26
Election and Removal of Directors	26
Term Limits and Board Renewal	26
Board Diversity Policy	27
Mandate of the Board	27
Meetings of the Board	28
Meetings of Independent Directors	28
Independent Directors	28
Other Directorships	29
Expectations of Directors	29
Director Share Ownership Requirements	30
Director Orientation and Education	30
Committees of the Board	30
Audit Committee	30
Governance and Nominating Committee	31
Compensation Committee	31
Board, Committee and Director Evaluation	32
Board and Management Responsibilities	32
Code of Business Conduct and Ethics	32
Personal Trading Policy	33

PART SIX – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	34

Director Compensation	34
Equity Ownership of Directors	35

PART SEVEN – REPORT ON EXECUTIVE COMPENSATION	36

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TABLE OF CONTENTS

(continued)

Compensation Philosophy of our Company	36
Compensation Elements for our NEOs	36
Base Salaries	37
Cash Bonus and Long-Term Incentive Plans	37
Summary of Compensation	39
Option Awards and Share-Based Awards at December 31, 2022	41
Outstanding Option Awards at December 31, 2022	42
Value Vested or Earned During 2022	44
Pension and Retirement Benefits	44
Termination and Change of Control Benefits	44

PART EIGHT – OTHER INFORMATION	46

Indebtedness of Directors, Officers and Employees	46
Audit Committee	46
Additional Information	46
Other Business	47
Directors’ Approval	48

APPENDIX A – RESOLUTIONS TO BE APPROVED AT THE MEETING	A-1

APPENDIX B – EXTRACT OF BYE-LAW AMENDMENTS	B-1

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Part One – Questions and Answers

The following is intended to address certain key questions concerning the meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Questions and Answers” have the meanings set forth in this Circular. .

Questions	Answers

What items of business am I voting on?	At the meeting, you will be voting on:

1. the election of directors;

2. the appointment of the auditor and authorization of the board of directors to fix the auditors remuneration;

3.  (i) quarterly return of capital distributions on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of our company, (ii) an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 and (iii) an annual return of capital distribution on the Class A Junior Preferred Shares, Series 2;

4. the issuance of up to a maximum of 101,899,808 exchangeable shares in connection with one or more Reverse Exchanges;

5. certain amendments to our bye-laws; and

6. adoption of the Restricted Stock Plan to permit the company to award restricted stock grants to certain employees and service providers of the company.

The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” to this Circular. For an extract of the proposed amendments to our bye-laws, please refer to Appendix “B” to this Circular.

Who is entitled to vote?

Except as otherwise provided in this Circular, holders of class A exchangeable shares and class B shares as at the close of business on June 30, 2023, being the record date for the meeting, are each entitled to one vote per share on the items of business identified above.

I am a Registered Shareholder. How do I vote my shares?

Voting procedures for Registered Shareholders generally allow voting online at www.meeting-vote.com, by fax to (416) 595-9593, by mail using the business reply envelope accompanying your proxy, by scanning and sending your signed proxy to proxyvote@tmx.com or by telephone at 1-888-489-5760. See “General Proxy Matters”.

I am a Non-Registered Shareholder. How do I vote my shares?

If your shares are held through a bank, trust company, broker or other Intermediary, you are a Non-Registered Shareholder and must contact your Intermediary to vote your shares. The procedures generally allow

Questions	Answers

voting on the internet and by telephone and by mail. See “General Proxy Matters”.

When is the proxy cut-off?

Registered Shareholders must submit their proxy prior to 5:00 pm EDT on Tuesday, August 15, 2023 (the “Proxy Deadline”). Non-Registered Shareholders must submit their voting instruction form to their Intermediary by following the instructions on their voting instruction form. See “General Proxy Matters”.

Can I change or revoke my proxy after I have submitted it?

Yes. Registered Shareholders have the right to revoke a proxy. In addition to revocation in any manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by providing new instructions. Registered Shareholders can download a blank proxy form from SEDAR or from our website at https://bnre.brookfield.com under “Reports & Filings” and send a new proxy form in one of the following ways:

● complete and sign the proxy form with a later date than the one previously sent and deliver or deposit it to TSX Trust as described on the proxy form before 5:00 pm EDT on Tuesday, August 15, 2023;

● submit new voting instructions to TSX Trust by telephone or internet before 5:00 pm EDT on Tuesday, August 15, 2023;

●   deliver or deposit an instrument in writing with new voting instructions signed by the Registered Shareholder or attorney as authorized by the Registered Shareholder in writing to company before 5:00 pm EDT on Wednesday, August 16, 2023 or if the meeting is postponed, before 5:00 pm EDT on the business day before the meeting is reconvened; or

● if a Registered Shareholder has followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke the previous instructions.

Non-Registered Shareholders who wish to change their vote should contact their intermediaries to determine the procedure to be followed. See “General Proxy Matters”.

Whom can help answer my questions?	You should direct inquiries relating to the meeting to:

Brookfield Reinsurance Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke Bermuda HM08
Attention: Company Secretary

Part Two – General Proxy Matters

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/492308657

Step 2: Follow these instructions:

●

Registered Shareholders: Click “I have a control number” and then enter your 13-digit control number and password “brookfield2023” (case sensitive). The 13-digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

●

Duly appointed proxyholders: Click “I have a control number” and then enter your 13-digit control number and password “brookfield2023” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a 13-digit control number by email from TSX Trust after the proxy voting deadline has passed.

●	Guests: Click “Guest” and then complete the online form

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 5:00 p.m. EDT on Tuesday, August 15, 2023 (or 48 hours prior to the time of any adjourned meeting), as follows:

●	to vote by internet, accessing www.meeting-vote.com and following the instructions for electronic voting. You will need your control number;

●	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

i.	by mail: in the envelope provided or in one addressed to TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

ii.	by fax: to 416-595-9593; or

iii.	by email: scan and send the proxy to proxyvote@tmx.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a Shareholder of the company) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling TSX Trust at

1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. EDT on Tuesday, August 15, 2023.

To vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a Non-Registered Shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the company.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Anna Knapman-Scott, Corporate Secretary of the company, or in the alternative, Thomas Corbett, Chief Financial Officer of the company (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail, by fax at (416) 595-9593 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. EDT on Tuesday, August 15, 2023, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. EDT on Tuesday, August 15, 2023, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the company at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, Wednesday, August 16, 2023, or any adjournment of the meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Reinsurance Ltd. c/o TSX Trust Company

Ideation House, First Floor

94 Pitts Bay Road

Pembroke Bermuda HM08

If you are a Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the company is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The company’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online
TSX Trust Company	Tel: (416) 682-3860	Email: shareholderinquiries@tmx.com
301 – 100 Adelaide Street West,	within Canada and the United States	Website: www.tsxtrust.com
Toronto, Ontario M5H 4H1	toll free at 1-800-387-0825
Fax: 1-888-249-6189 or
(514) 985-8843

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, class A exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

●	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or
●	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the company has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder with TSX Trust by calling TSX Trust at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than the Proxy Deadline. TSX Trust will ask for the non-registered shareholder’s or appointed proxyholder’s contact information and will send such shareholder or appointed proxyholder a user ID number (i.e., the Control Number) via email shortly after this deadline.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 2 above. You must then submit the legal proxy to TSX Trust. You can send the legal proxy by e-mail or by mail to: proxyvote@tmx.com (if by e-mail), or TSX Trust Company, Attention: Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 (if by mail). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: TSX Trust will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America) or online at https://www.tsxtrust.com/control-number-request as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The company has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Part Three – Principal Holders of Voting Shares

The table below presents information as of the date of this Circular regarding the beneficial ownership of our voting securities by each person or entity that beneficially owns 5% or more of our class A exchangeable shares and class B shares. Our class A exchangeable shares and class B shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of our class A exchangeable shares and class B shares, respectively.

Name	Class A Exchangeable Shares Beneficially Owned (1)(2)		Class B Shares Beneficially Owned(1)

	Number	Percentage	Number	Percentage
Bruce Flatt	1,065,378	10.19%	—	—
BAM Re Partners Trust(3)	—	—%	24,000	100%
Partners Value Investments Inc. (4)	915,000	8.76%	—	—
CI Investments Inc. (5)	552,786	5.29%	—	—
Mawer Investment Management Ltd. (6)	1,151,372	11.02%	—	—

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Our exchangeable shares relating to securities currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	The percentages shown are based on 10,450,952 class A exchangeable shares outstanding as of the date of this Circular.
(3)

The Class B Partners, collectively, beneficially own all of our class B shares. The class B shares are held by the Class B Partners through a voting trust, which we refer to as the BNRE Partnership. The Class B Partners are entitled to elect half of our board and approve all other matters requiring shareholder approval. The beneficial interests in the BNRE Partnership, and the voting interests in its trustee are held by entities which are owned by the Class B Partners, long-standing Partners who span generations in order to foster the long-term nature of the BNRE Partnership, as follows: (i) Bruce Flatt (48%), (ii) Brian Kingston (19%), and (iii) Sachin Shah, Anuj Ranjan, Connor Teskey, Cyrus Madon and Sam Pollock (33% in equal parts). The trustee votes the class B shares with no single individual or entity controlling the BNRE Partnership. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted (subject to receipt of all applicable regulatory approvals) the authority to govern and direct the actions of the trustee until the disagreement is resolved. These individuals, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord Gus O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with our company and the BNRE Partnership.

(4)	As reported in Partners Value Investments Inc.’s Form SC 13D filed on our EDGAR profile at www.sec.gov on March 13, 2023.
(5)	As reported in CI Investments Inc.’s Form SC 13G filed on our EDGAR profile at www.sec.gov on February 14, 2023.
(6)	As reported in Mawer Investment Management Ltd.’s Form SC 13G filed on our EDGAR profile at www.sec.gov on June 7, 2023.

Part Four – Business of the Meeting

We will address the following items at the meeting:

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	to elect each of the ten (10) director nominees of the company who will serve until the next annual meeting of shareholders;

3.

to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass the Return of Capital Resolution approving:

(i)

quarterly return of capital distributions on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 29, 2023, December 29, 2023, March 29, 2024 and June 28, 2024;

(ii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 1 of the company, and corresponding reductions to the authorized share capital of the company;

(iii)	an annual return of capital distribution on the Class A Junior Preferred Shares, Series 2 of the company, and corresponding reductions to the authorized share capital of the company;

5.

as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass the Share Issuance Resolution authorizing our company to issue up to a maximum of 101,899,808 exchangeable shares, during the twelve-month period from the date of the meeting, in connection with one or more Reverse Exchanges;

6.	to consider and, if thought advisable, pass the Bye-Law Amendment Resolution confirming certain amendments to the bye-laws of our company;

7.

as required under the rules of the Toronto Stock Exchange, to consider and, if thought advisable, pass the Restricted Stock Plan Resolution authorizing the company to adopt the Restricted Stock Plan to permit the company to award restricted stock grants to certain employees and service providers of the company; and

8.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The share conditions for the class A exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of class A exchangeable shares and by the holders of class B shares who vote in respect of the resolution, each voting as a separate class. As a result, except as otherwise provided in this Circular, to become effective the items of business identified above require the approval by a majority of the votes cast by the holders of class A exchangeable shares and the holders of class B shares who vote in respect of such resolution, each voting as a separate class.

Holders of the company’s class C shares, all of which are held by Brookfield Corporation, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. Under our bye-laws, prior written consent of the holder of our class C shares, is required for the amendments to our bye-laws and such consent has been obtained. No other matters being put forward at the meeting require the approval of the holder of class C shares.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

The full text of the resolutions to be approved at the meeting are set out in Appendix “A” – “Resolutions to be Approved at the Meeting” in this Circular. For an extract of the proposed amendments to our bye-laws, please refer to Appendix “B” in this Circular.

Receiving the Consolidated Financial Statements

You can find the company’s recast audited financial statements for the year ended December 31, 2022, together with the notes thereto and the independent auditor’s report thereon on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The recast audited combined consolidated financial statements have been prepared in connection with the conversion of our company’s accounting framework from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to accounting principles generally accepted in the United States of America.

These recast audited combined consolidated financial statements supersede and replace in all respects the previously filed consolidated financial statements of our company as of December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022.

Election of Directors

The size of our board is currently set at a minimum of four (4) members and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two (2) directors being local residents of Bermuda, (ii) no more than three (3) directors being resident in any one other country (aside from Bermuda), (iii) no more than two (2) directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two (2) directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the board may, at its discretion, increase or decrease the residency requirements. As a result of the ten (10) director nominees proposed by management to be elected at the meeting, the board has determined to increase the residency requirements so that no more than four (4) directors may be resident in any one country (aside from Bermuda).

Holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. A group of individuals, whom we refer to as the Class B Partners, collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company.

Our bye-laws provide for cumulative voting in that each holder of class A exchangeable shares and class B shares, as applicable, has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and all holders of shares of the class entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted. Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first.

The following persons are proposed as nominees for election by the holders of class A exchangeable shares:

●	William Cox	●	Anne Schaumburg	●	Soonyoung Chang	●	Lars Rodert	●	Michele
Coleman
Mayes

The following persons are proposed as nominees for election by the holder of class B shares:

●	Sachin Shah	●	Barry Blattman	●	Gregory Morrison	●	Jay Wintrob	●	Lori Pearson

Voting by Proxy

The management representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Four of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The board recommends that the ten (10) director nominees be elected at the meeting to serve as directors of the company until the next annual meeting of shareholders or until their successors are elected or appointed.

Eight (8) of the (10) director nominees were elected as members of the board at our annual general meeting of shareholders held on June 17, 2022 and are standing for re-election. Lori Pearson and Michele Coleman Mayes are being proposed as additional director nominees.

The board believes that the collective qualifications, skills and experiences of the director nominees allow for the company to continue to maintain a well-functioning board with a diversity of perspectives. The board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the company.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, and in accordance with the bye-laws of the company, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of class A exchangeable shares and other public company board positions held, as at June 30, 2023. See “Director Share Ownership Requirements” in Part Five of this Circular for further information on director share ownership requirements.

The following five (10) individuals are nominated for election as directors of the company:

Barry Blattman (a) Age: 61 Director since: November, 2021 (Affiliated)

Barry Blattman has served as a director of our company since November 2021. A resident of New York, New York, U.S., Mr. Blattman is Vice Chair of Brookfield Asset Management. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves on the boards of Montefiore Medicine and Montefiore Health System, is chairman of Montefiore’s Real Estate Planning & Development Committee, Co-Chair of the University of Michigan’s NY Metropolitan Regional Campaign Council and is a member of The University of Michigan LSA Dean’s Advisory Committee.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		-	-
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	28,982	-	28,982

Dr. Soonyoung Chang (a) Age: 64 Director since: November, 2021 (Independent) (d)

Soonyoung Chang has served as a director of our company since November 2021. A resident of Dubai, UAE, Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has also served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Compensation Committee		Brookfield Property Partners L.P. Brookfield Property REIT Inc.	2014 – 2021 2018 – 2021
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

Michele Coleman Mayes(a) Age: 73 Director nominee (Independent)

Michele Coleman Mayes is Vice President, General Counsel and Secretary for the New York Public Library (NYPL). Prior to joining NYPL in August 2012, Ms. Mayes served as Executive Vice President and General Counsel for Allstate Insurance Company, Senior Vice President and the General Counsel of Pitney Bowes Inc. and in several senior legal capacities at Colgate-Palmolive and Unisys. Prior to that, she served in the U.S. Department of Justice as an Assistant United States Attorney in Detroit and Brooklyn, eventually assuming the role of Chief of the Civil Division in Detroit.

Ms. Mayes served on the Presidential Commission on Election Administration under President Obama from 2013-2014. She has also served as Chair of the Commission on Women in the Profession of the American Bar Association. Ms. Mayes is a member of the American Law Institute and the Bar Association of the City of New York. In 2016 she was elected to the Board of Directors of Gogo Inc. (NASDAQ: GOGO) where she chairs the Nominating and Governance Committee and is a member of the Audit Committee. She also serves on the Board of Trustees of the American College of Governance Counsel and is the Vice Chair of the Board of Directors of the Center for Reproductive Rights. Ms. Mayes holds a BA from the University of Michigan and a JD from the University of Michigan Law School.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Gogo Inc.	2016 – Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

William Cox(a) Age: 60 Director since: May, 2021 (Independent) (d)

William Cox has served as director of our company since May 2021. A resident of Hamilton, Bermuda, Mr. Cox is the President and Chairman of Waterloo Properties, a fifth-generation family-owned business that operates real estate and retail investment companies in Bermuda. Mr. Cox is also a director of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation. Mr. Cox has also served as Chairman of the Board of Trustees for Saltus Grammar School and completed his education at Lynchburg College in Virginia.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Lead Independent Director) Governance and Nominating Committee (Chair) Audit Committee Compensation Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020 – Present 2016 – Present

Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
3,465	-	3,465

Gregory Morrison (a) Age: 65 Director since: December, 2020 (Independent) (d)

Gregory Morrison has served as director of our company since December 2020. A resident of Hamilton, Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Trisura Group Ltd., Aetna Life and Casualty (Bermuda) Limited, Multi-Strat Holdings Ltd., Property Insurance Company of America, Aspen Bermuda Ltd., Stonybrook Capital LLC and various international subsidiaries of Brookfield Corporation. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Audit Committee		Trisura Group Ltd.	2017 – Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

Lori Pearson(a) Age: 61 Director nominee (Affiliated)

Lori Pearson is a Managing Partner and Chief Operating Officer of Brookfield Corporation. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of the Brookfield Foundation and Pathways to Education in Canada. She is a past member of the Boards of Brookfield Asset Management Ltd. and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Norbord Inc. Brookfield Asset Management Ltd.	2019 – 2021 2022 – 2023
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares

Shares(b)
	12,427	-	-

Lars Rodert (a) (e) Age: 61 Director since: November, 2021 (Independent) (d)

Lars Rodert has served as a director of our company since November 2021. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

	Brookfield Board/Committee Membership		Public Board Membership During Last Five Years
	Board Governance and Nominating Committee Audit Committee (Chair)		Brookfield Property REIT Inc. PCCW Ltd. Brookfield Property Partners L.P. Brookfield Property Preferred L.P. Samhallsbyggnadsbolaget i Norden AB	2018 – 2021 2012 – Present 2013 – Present 2021 – Present 2023 – Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	7,000	-	7,000

Anne Schaumburg(a) Age: 73 Director since: May, 2021 Director of the general (Independent) (d)

Anne Schaumburg has served as director of our company since May 2021. A resident of Green Village, New Jersey, U.S., Ms. Schaumburg has been a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer goods company listed on the New York Stock Exchange (“NYSE”), since 2005, where she serves as Chair of the Audit Committee and is a member of the Finance and Risk Management Committee. During her tenure at NRG Energy, Inc., she also served as Chair of the Finance Committee and was a member of the Nuclear Oversight Committee. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corp and serves on their respective Audit Committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board Compensation Committee (Chair) Governance and		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2008 – Present 2005 – Present

	Nominating Committee Audit Committee
	Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	450	-	450

Sachin Shah (a) Age: 46 Director since: May, 2021 (Affiliated)

Sachin Shah has served as the Chair of the Board and Chief Executive Officer of our company since May 2021. As Chief Executive Officer, he oversees a seasoned team focused on providing capital-based solutions to insurance companies and their stakeholders. A resident of Toronto, Canada, Mr. Shah is also a Managing Partner and Chief Executive Officer, Insurance Solutions of Brookfield Corporation and a director of Brookfield Renewable Partners. Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield Asset Management and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah is a member of the board of the Ryerson University Brookfield Institute for Innovation and Entrepreneurship. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Chair)		Brookfield Renewable Partners L.P. Brookfield Renewable Corporation American Equity Investment Life Holding Company	2021– 2023 2020 – 2022 2020 – 2022
	Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	73,414	-	73,414

Jay Wintrob (a) Age: 66

Jay Wintrob has served as a director of our company since November 2021. A resident of Los Angeles, California, Mr. Wintrob is Chief Executive Officer of Oaktree Capital Management and has served as a member of Oaktree’s board of directors since 2011. Prior to joining Oaktree, he held several senior roles at AIG Life and Retirement, the U.S.-based life and retirement services segment of American International Group, Inc., including President and Chief Executive Officer, and Vice Chairman and Chief Operating Officer of AIG Retirement Services. Mr. Wintrob began his career in financial services as Assistant to the Chairman of SunAmerica Inc., and subsequently served in several other executive positions, including President of SunAmerica Investments, Inc. Mr. Wintrob was previously with the law firm of O’Melveny & Myers. He holds Juris Doctor and Bachelor of Arts degrees from the University of California, Berkeley. Mr. Wintrob is a board member of several non-profit

Director since: November, 2021 (Affiliated)	organizations, including The Broad Foundations, the Doheny Eye Institute, The Los Angeles Music Center, the Skirball Cultural Center and Cedars-Sinai Medical Center.
	Board/Committee Membership		Public Board Membership During Last Five Years
	Board		Oaktree Capital Management, L.P.	2011 – Present
Number of Class A Exchangeable Shares and Class B Shares Beneficially Owned, Controlled or Directed
	Class A Exchangeable Shares(b)	Class B Shares(c)	Total Number of Class A Exchangeable Shares and Class B Shares
	-	-	-

Notes:

(a)

Barry Blattman and Michele Coleman Mayes principally live in New York, New York, U.S. Dr. Soonyoung Chang principally lives in Dubai, UAE. William Cox and Gregory Morrison principally live in Hamilton, Bermuda. Lars Rodert principally lives in Stockholm, Sweden. Anne Schaumburg principally lives in Green Village, New Jersey, U.S. Sachin Shah and Lori Pearson principally live in Toronto, Ontario, Canada. Jay Wintrob principally lives in Los Angeles, California, U.S.

(b)	Each of the directors individually and collectively beneficially own less than 1% of the class A exchangeable shares.

(c)

The class B shares are held by the Class B Partners through a voting trust, which we refer to as the BNRE Partnership. The beneficial interests in the BNRE Partnership, and the voting interests in its trustee are held by entities which are owned by the Class B Partners, as follows: (i) Bruce Flatt (48%), (ii) Brian Kingston (19%), and (iii) Sachin Shah, Anuj Ranjan, Connor Teskey, Cyrus Madon and Sam Pollock (33% in equal parts).

(d)	“Independent” refers to the board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

(e)

Lars Rodert is the chair of the audit committee of our board and is our audit committee financial expert. The audit committee of our board consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the audit committee of our board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

Summary of 2023 Nominees for Director

The following summarizes the qualifications of the 2023 director nominees that led the board to conclude that each director nominee is qualified to serve on the board.

All Director Nominees Exhibit:
●	High personal and professional integrity and ethics	●	A commitment to sustainability and social issues
●	A proven record of success	●	An inquisitive and objective perspective
●	Experience relevant to the company’s global activities	●	An appreciation of the value of good corporate governance

If all director nominees are elected at the meeting, the board will be comprised of 10 directors, which the company considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the company and provide strategic advice to management. The company reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Corporate Strategy and Business Development	Mergers and Acquisitions	Finance and Capital Allocation	Leadership of a Large/Multi- Faceted Organization	Legal & Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
Barry Blattman	x	x	x	x	x	x	x	Asset Management; Infrastructure; Private Equity; Real Estate
Gregory Morrison	x	x	x	x	x	x	x	Insurance; Actuarial; Risk Management
Jay Wintrob	x	x	x	x	x	x	x	Insurance; Asset Management; Private Equity; Real Estate
Lars Rodert	x	x	x		x	x		Asset Management; Real Estate
Soonyoung Chang	x	x	x	x		x	x	Asset Management; Real Estate
William Cox	x	x	x	x	x	x	x	Real Estate; Mergers and Acquisitions; Government
Anne Schaumburg	x	x	x			x	x	Energy and Power; Mergers and Acquisitions; Capital Markets; Marketing; Human Resource Management
Sachin Shah	x	x	x	x		x	x	Energy and Power; Asset Management; Infrastructure; Private Equity; Real Estate
Lori Pearson	x		x	x		x	x	Asset Management; Human Resource Management

Michele Coleman Mayes	x	x	x	x	x	x	Insurance; Financial Services; Manufacturing; Legal; Government and Public Policy; Human Resource Management; Real Estate

2022 Director Attendance

We believe the board cannot be effective unless it governs actively. We expect our directors to attend all board meetings and all of their respective committee meetings either in person or by video or teleconference. The table below shows the number of board and committee meetings each director attended in 2022. The board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	Board	Audit Committee	Governance and Nominating Committee	Compensation Committee
Barry Blattman	no	4 of 5	-	-	-
Soonyoung Chang	yes	5 of 5	-	-	2 of 2
William Cox	yes	5 of 5	5 of 5	3 of 3	2 of 2
Gregory Morrison	yes	5 of 5	5 of 5	-	-
Lars Rodert	yes	5 of 5	5 of 5	3 of 3	-
Anne Schaumburg	yes	5 of 5	5 of 5	3 of 3	2 of 2
Sachin Shah	no	5 of 5	-	-	-
Jay Wintrob	no	5 of 5	-	-	-

Appointment of External Auditor

On recommendation of the audit committee of the board (the “Audit Committee”), the board proposes the reappointment of Deloitte LLP as the external auditor of the company. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the company. Deloitte has served as the external auditor of the company since December 14, 2020. The appointment of the external auditor must be approved by: (i) a majority of the votes cast by holders of class A exchangeable shares, and (ii) a majority of the votes cast by holders of class B shares.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the company for the fiscal year ended December 31, 2022 by Deloitte amounted to approximately $2.5 million, the entire amount representing audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the company pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the year ended December 31, 2022. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(MILLIONS)	2022

Audit Fees (1)	$9.7

(1)

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the company in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

Return of Capital Distributions and Capital Reductions

The declaration and payment of distributions on our company’s shares are at the discretion of the board and may be in the form of a dividend or, subject to shareholder approval, a return of capital distribution or a combination thereof. As our exchangeable shares are intended to be, as nearly as practicable, economically equivalent to Brookfield Class A Shares, all distributions on our class A exchangeable shares have been paid at the same time and in the same amount as cash dividends paid on the Brookfield Class A Shares. Since September 29, 2021, the company has paid all quarterly distributions on the class A exchangeable shares and class B shares in the form of returns of capital and intends to continue to do so to the extent possible in the future. Any return of capital distributions and corresponding reductions to the company’s authorized share capital by the company require shareholder approval under Bermuda corporate law and our bye-laws.

The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolution is not indicative of the distributions that will actually be declared or paid by the company. As noted above, it is expected that distributions on our exchangeable shares will be paid at the same time and in the same amount as cash dividends are paid on the Brookfield Class A Shares. The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolution represents the maximum amount of return of capital distributions that the company will be authorized to make in the applicable periods, and is intended to provide the company with sufficient flexibility to accommodate changes that may occur before the next annual shareholders meeting, including potential increases in the number of shares outstanding, conversions of the class A-1 exchangeable shares into class A exchangeable shares and any increases in the dividends paid on the Brookfield Class A Shares.

Subject to the provisions of the Bermuda Act and our bye-laws (including the Certificate of Designations relating to the Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2), holders of Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 are entitled to receive as and when declared by the board, a fixed cumulative preferential cash distribution of $1.125 per Class A Junior Preferred Share, Series 1 and $1.125 per Class A Junior Preferred Share, Series 2 per annum. If and when declared by the board, such payment is to be payable on or about September in each year for the Class A Junior Preferred Share, Series 2 and December in

each year for the Class A Junior Preferred Share, Series 1. The board may declare distributions on the Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2 at its discretion, in the form of a dividend or a return of capital distribution. Brookfield Corporation is the holder of all the issued Class A Junior Preferred Shares, Series 1 and Class A Junior Preferred Shares, Series 2.

The board recommends that the shareholders vote for the Return of Capital Resolution to approve:

(i)

quarterly returns of capital on each of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of each three-month period ending on or around September 29, 2023, December 29, 2023, March 29, 2024 and June 28, 2024 of:

(a)

in the case of the class A exchangeable shares, up to the aggregate amount of $10,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the board;

(b)

in the case of the class A-1 exchangeable shares up to the aggregate amount of $10,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the board;

(c)

in the case of the class B shares, up to the aggregate amount of $10,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the board; and

(d)

a reduction to the authorized share capital of the company by a par value reduction which corresponds to the above quarterly returns of capital in respect of the class A exchangeable shares, the class A-1 exchangeable shares and the class B shares;

(ii)

an annual return of capital distribution on each of the Class A Junior Preferred Shares, Series 1 and corresponding reductions to the authorized share capital of the company up to the aggregate amount of $250,000,000, with the precise amount to be determined by the board, and a reduction to the authorized share capital of the company by a par value reduction which corresponds to the annual returns of capital in respect of the Class A Junior Preferred Shares, Series 1; and

(iii)

an annual return of capital distribution on each of the Class A Junior Preferred Shares, Series 2 and corresponding reductions to the authorized share capital of the company up to the aggregate amount of $250,000,000, with the precise amount to be determined by the board, and a reduction to the authorized share capital of the company by a par value reduction which corresponds to the annual returns of capital in respect of the Class A Junior Preferred Shares, Series 2;

The board recommends that you vote FOR the Return of Capital Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Potential Reverse Exchanges

In the future our company may from time to time provide Brookfield Shareholders with opportunities to increase their ownership of our exchangeable shares by way of one or more Reverse Exchanges. The purpose of any such Reverse Exchanges will be to increase the equity base and market capitalization of our company, which operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions, and which in turn will position our company for future growth. As described below, any such Reverse Exchange will be non-dilutive to shareholders of Brookfield Corporation.

Brookfield Reinsurance is a “paired entity” to Brookfield Corporation by virtue of (i) the exchangeable shares (A) being exchangeable into Brookfield Class A Shares on a one-for-one basis and (B) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares, and (ii) Brookfield Corporation owning 100% of the class C shares. These features enable any such Reverse Exchange to be structured so that the equity base and market capitalization of Brookfield Reinsurance can be enhanced without any dilution to holders of Brookfield Class A Shares. If consummated, the Reverse Exchanges would also provide holders of Brookfield Class A Shares with an alternative, efficient means through which to hold an interest in the paired entity.

Brookfield Reinsurance shareholders will be asked at the meeting to consider and, if thought fit, to approve, with or without amendment, an ordinary resolution authorizing the company to issue up to a maximum of 101,899,808 exchangeable shares, during the twelve-month period from the date of the meeting, in connection with one or more exchange or similar transactions whereby holders of Brookfield Class A Shares would have the option to exchange their Brookfield Class A Shares for newly-issued class A exchangeable shares and/or class A-1 exchangeable shares of our company on a one-for-one basis.

It is a policy of the TSX that in the event that during any six-month period a listed company issues, pursuant to prospectus exempt (private placement) transaction and/or acquisition more than 25% of the number of its shares which are outstanding (on a non-diluted basis), prior to giving effect to such transactions, approval of the shareholders must be obtained. Approval of the Share Issuance Resolution will obviate the necessity of obtaining shareholder approval for each specific Reverse Exchange, thereby reducing the time required to obtain regulatory approval therefore and decreasing the company’s administrative costs relating to such transactions. We believe that any exchangeable shares issued in connection with one or more Reverse Exchange would result in an increase to the equity base and market capitalization of our company, which in turn would position our company for future growth.

Approval of the Share Issuance Resolution does not relate to, nor does it involve any financing transaction of the company. If consummated, the exchangeable shares issuable in connection with one or more Reverse Exchange relate specifically to the issuance of exchangeable shares of our company on a one-for-one basis with Brookfield Class A Shares.

In the case of any class A exchangeable share issuable in connection with one or more Reverse Exchange, each class A exchangeable share will be exchangeable for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form and payment to be determined at the election of Brookfield Corporation).

In the case of any class A-1 exchangeable share issuable in connection with one or more Reverse Exchange, each class A-1 exchangeable share will be: (a) exchangeable for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form and payment to be determined at the election of Brookfield Corporation); and (b) convertible into one class A exchangeable share. Pursuant to the terms of the class A-1 exchangeable shares, no holder will be permitted to convert their class A-1 exchangeable shares into class A exchangeable shares unless the requesting holder has provided evidence satisfactory to our company that such holder, or its affiliate, either (i) will not, after giving effect to the conversion, have control or direction over more than 9.9% of the outstanding class A exchangeable shares or (ii) has received all necessary regulatory approval to obtain more than 9.9% of the class A exchangeable shares, as determined by our company acting reasonably.

If the Share Issuance Resolution is approved at the meeting, our company will have the right to issue up to an aggregate of 101,899,808 exchangeable shares during the 12-month period from the date of the meeting in connection with one or more Reverse Exchange.

TSX Requirements

The TSX Company Manual requires that the Share Issuance Resolution be approved by the holders of a majority of the currently issued and outstanding class A exchangeable shares, excluding the votes attached to the class A exchangeable shares held by insiders of our company who hold Brookfield Class A Shares and their associates and affiliates.

Issuance of Shares in Excess of 25%

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where the number of securities issuable exceeds 25% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the proposed transaction.

Since one or more Reverse Exchange could result in our company issuing up to 101,899,808 exchangeable shares, representing, in the aggregate, approximately 973% of the number of issued and outstanding exchangeable shares as of the date hereof (being 10,450,952 class A exchangeable shares), approval of shareholders under the TSX rules is being sought in respect of the exchangeable shares issuable pursuant to one or more Reserve Exchange Transactions.

Issuance of Shares in Excess of 10% to an Insider

Pursuant to section 611(b) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in certain circumstances, the aggregate number of securities issuable to insiders in any six-month period is greater than 10% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first transaction involving the issuance of securities to an insider during such six-month period. Furthermore, the insiders participating in such transaction are not eligible to vote their securities in respect of such approval.

Insiders of our company who hold Brookfield Class A Shares may elect to participate in one or more Reverse Exchange. As a result, disinterested shareholder approval is required under the TSX rules. As at the date hereof, our company estimates that a total of 1,274,532 class A exchangeable (approximately 12% of the outstanding class A exchangeable shares) held by our insiders, or their associates and affiliates, will be excluded for the purpose of determining approval of the Share Issuance Resolution.

Share Issuance Resolution

The board recommends that you vote FOR the Share Issuance Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Bye-Law Amendments

At the meeting, you will be asked to consider and vote on the Bye-Law Amendment Resolution, the full text of which is set forth in Appendix “A” of this Circular. The Bye-Law Amendment Resolution seeks approval from our company’s shareholders in order to make certain amendments to our bye-laws. These amendments are aligned with the objectives of the Reverse Exchanges (if any) and are designed to promote stability in the number of outstanding exchangeable shares, thereby maintaining the equity base and market capitalization of our company and reducing volatility in the trading price of the exchangeable shares relative to the Brookfield Class A Shares. The proposed amendments aim to allow the exchangeable shares of our company that are tendered for exchange to remain in circulation under certain circumstances, thereby supporting our company’s efforts to enhance liquidity for our shareholders. Specifically, the proposed amendments will (i) provide greater clarity on the circumstances under which Brookfield Corporation will be allowed to transfer the exchangeable shares acquired by Brookfield Corporation upon an exchange, and (ii) enable Brookfield Corporation to engage an agent to remarket exchangeable shares tendered for exchange under certain conditions, in which case the tendering holder’s exchangeable shares would be purchased (and remain in circulation in the hands of another holder) rather than being exchanged.

Please refer to Appendix “B” for an extract of the proposed amendment.

The Bye-Law Amendment Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares and the holders of the class B shares, voting in each case as a separate class. The amendment to our bye-laws also require the prior written consent of the holder of our class C shares (Brookfield Corporation). On June 29, 2023, we received written consent of Brookfield Corporation approving these amendments.

Approval of the Share Issuance Resolution is and will not be affected or conditioned by approval or rejection of the Bye-Law Amendment Resolution.

The board recommends that you vote FOR the Bye-Law Amendment Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

The Restricted Stock Plan

At the meeting, you will be asked to consider and vote on the Restricted Stock Plan Resolution, the full text of which is set forth in Appendix “A” of this Circular. The Restricted Stock Plan Resolution seeks approval from our company’s shareholders in order to authorize the company to adopt the Restricted Stock Plan to permit the company to award restricted stock grants to certain employees and service providers of the company. The Restricted Stock Plan constitutes a “security-based compensation arrangement” under applicable TSX rules. The TSX rules require that we obtain securityholder approval to adopt the Restricted Stock Plan, and as a result, the Restricted Stock Plan Resolution must be approved by a majority of the votes cast by the holders of class A exchangeable shares and by the holders of class B shares who vote in respect of the resolution, each voting as a separate class. The adoption of the Restricted Stock Plan is also conditional on the approval of the Toronto Stock Exchange and all other applicable regulatory authorities. Because our exchangeable shares were designed to be economically equivalent to Brookfield Class A Shares and remain exchangeable on a one-for-one basis, the adoption of the Restricted Stock Plan is also conditional on its approval by (i) the Brookfield Corporation board of directors and (ii) Brookfield Corporation shareholders at a duly called meeting of shareholders. Such approvals were obtained on March 3, 2023 and June 9, 2023, respectively.

Purpose of the Restricted Stock Plan

The Restricted Stock Plan is intended to provide designated executives and key employees of our company and designated executives and key employees of Brookfield that provide services to our company or our affiliates with compensation that will align their long-term interests with those of our company’s shareholders. Non-employee directors of our company will not be eligible to participate in the Restricted Stock Plan.

The class A exchangeable shares to be issued under the Restricted Stock Plan (the “Restricted Shares”) will have the advantage of allowing participants to become shareholders of our company, receive distributions, exercise voting rights and to have full ownership of the class A exchangeable shares after the restriction period ends. Restricted Shares will need to be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date).

Shares Reserved

The maximum number of class A exchangeable shares that will be issuable under the Restricted Stock Plan is equal to 10% of the issued and outstanding exchangeable shares from time to time. Restricted Shares that have been cancelled or forfeited for any reason will become available for subsequent issuance under the Restricted Stock Plan. As a result, the Restricted Stock Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the approval of all unallocated awards under the Restricted Stock Plan be sought by the company every three years from a majority of the votes cast by shareholders. As of the date of this Circular, there are 10,450,952 class A exchangeable shares and no class A-1 exchangeable shares outstanding, and so we expect that there will be 1,045,095 class A exchangeable shares available for issuance under the Restricted Stock Plan. However, the number of class A exchangeable shares available for issuance under the Restricted Stock Plan may increase upon completion of one or more Reverse Exchange (if any).

Summary of the Restricted Stock Plan

The following is a summary of the principal terms of the Restricted Stock Plan.

The number of class A exchangeable shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding class A exchangeable shares and class B shares; and no more than 5% of the issued and outstanding class A exchangeable shares may be issued under these arrangements to any one person. In addition, the number of Brookfield Class A Shares that may be issuable to Brookfield Corporation insiders at any time, or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding Brookfield Class A Shares.

The board of directors of our company will administer the Restricted Stock Plan and determine the vesting period for each Restricted Share grant, which is expected to be 20% per year over five years commencing the first year after the grant. The Restricted Shares will not be transferable until they are vested and no longer subject to any hold periods under the Restricted Stock Plan, other than in the event of death or as otherwise approved by the board of directors. No incremental entitlements will be triggered by a change in control of our company under the Restricted Stock Plan.

The Restricted Stock Plan will set out provisions regarding the forfeiture of Restricted Shares following a change in the employment status of a participant. In general, all vested Restricted Shares will remain outstanding, and all unvested Restricted Shares will be forfeited on, a participant’s termination date from our company or Brookfield, except as follows: in the event of termination for cause, all unvested Restricted Shares as well as vested Restricted Shares that remain subject to a hold period will be forfeited.

The Restricted Stock Plan will contain an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of class A exchangeable shares issuable under the Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of our company on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit Restricted Shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the Restricted Stock Plan or any Restricted Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the Restricted Stock Plan.

The Restricted Stock Plan Resolution must be approved by a majority of the votes cast by holders of class A exchangeable shares and the holders of the class B shares, voting in each case as a separate class. Because our exchangeable shares were designed to be economically equivalent to Brookfield Class A Shares and remain exchangeable on a one-for-one basis, the adoption of the Restricted Stock Plan is also conditional on its approval by (i) the Brookfield Corporation board of directors and (ii) Brookfield Corporation shareholders at a duly called meeting of shareholders. Such approvals were obtained on March 3, 2023 and June 9, 2023, respectively.

The board recommends that you vote FOR the Restricted Stock Plan Resolution, the full text of which is set out in Appendix “A” – “Resolutions to be Approved at the Meeting”.

Part Five – Statement of Corporate Governance Practices

Overview

The company’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The company’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the board, including matters relating to the size, independence and composition of the board, the election and removal of directors, requirements relating to board action and the powers delegated to the board committees are governed by our memorandum of association, bye-laws and policies adopted by the board. The board is responsible for exercising the management, control, power and authority of our company except as required by applicable law, the memorandum of association or the company’s bye-laws. The following is a summary of certain provisions of the memorandum of association, bye-laws and policies that affect our company’s governance.

Board of Directors

The board is currently comprised of eight (8) directors. The size of our board is currently set at a minimum of four (4) members and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two (2) directors being local residents of Bermuda, (ii) no more than three (3) directors being resident in any one other country (aside from Bermuda), (iii) no more than two (2) directors elected by holders of class A exchangeable shares being resident in any one other country (aside from Bermuda) and (iv) no more than two (2) directors elected by holders of class B shares being resident in any one other country (aside from Bermuda), provided that the board may, at its discretion, increase or decrease the residency requirements. As a result of the ten (10) director nominees proposed by management to be elected at the meeting, the board has determined to increase the residency requirements so that no more than four (4) directors may be resident in any one country (aside from Bermuda). In addition, our bye-laws provide that no directors or employees of Brookfield Corporation shall serve as a director of our company elected by holders of class A exchangeable shares. At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full board using the standards for independence established by the NYSE.

If the death, resignation or removal of an independent director results in our board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.

Election and Removal of Directors

In the election of directors, holders of class A exchangeable shares are entitled to elect one-half of the board of directors of our company. The Class B Partners, who collectively hold all of the class B shares, are entitled to elect the other one-half of the board of directors of our company. Consistent with Brookfield Corporation, our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Our bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the class A exchangeable shares, an affirmative vote of holders of class A exchangeable shares holding a majority of the issued and outstanding class A exchangeable shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; and (b) with respect to the directors elected by the holders of the class B shares, an affirmative vote of class B shareholders holding a majority of the issued and outstanding class B shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal. A director will be automatically removed from our board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Term Limits and Board Renewal

The governance and nominating committee of the board (the “Governance and Nominating Committee”) leads the effort to identify and recruit candidates to join our board. In this context, the Governance and Nominating Committee’s view is that our board should reflect a balance between the experience that comes with longevity of service on our board and the need for renewal and fresh perspectives.

The Governance and Nominating Committee does not support a mandatory retirement age, director term limits or other mandatory board of directors turnover mechanisms because its view is that such policies are overly prescriptive;

therefore, our company does not have term limits or other mechanisms that compel board of directors turnover. The Governance and Nominating Committee does believe that periodically adding new voices to our board can help our company adapt to a changing business environment and board of directors renewal is a priority.

The Governance and Nominating Committee reviews the composition of our board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew our board.

Board Diversity Policy

Our company is committed to enhancing the diversity of our board. Our company’s view is that our board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve our board of director’s diversity goals, our company has adopted the following written policy:

●

board of directors appointments will be based on merit, having due regard for the benefits of diversity on our board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and

●

In the director identification and selection process, diversity on our board, including the level of representation of women on our board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to our board.

The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise. The Governance and Nominating Committee will be responsible for implementing our board diversity policy, monitoring progress towards the achievement of its objectives and recommending to our board any necessary changes that should be made to the policy.

Our company does not have a target for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.

Mandate of the Board

Our board oversees the management of our company’s business and affairs directly and through three standing committees: the Audit Committee, Governance and Nominating Committee and Compensation Committee, which we refer to as the Committees. The responsibilities of our board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by our board. Each of the Board’s committees has a charter. These charters and board and committee position descriptions are publicly available at bnre.brookfield.com, under “Corporate Governance”.

Our board is responsible for:

●	overseeing our company’s long-term strategic planning process and reviewing and approving its annual business plan;

●	overseeing management’s approach to managing the impact of key risks facing our company;

●	safeguarding shareholders’ equity interests through the optimum utilization of our company’s capital resources;

●	promoting effective corporate governance;

●	overseeing our company’s environmental, social and governance program and related practices;

●	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

●	assessing management’s performance against approved business plans;

●

approving any change in the identity of the Chief Executive Officer or Chief Investment Officer under the terms of the Administration Agreement and overseeing the Chief Executive Officer’s selection of other members of senior management and reviewing succession planning; and

●	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

Meetings of the Board

Our board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. Our board is responsible for its agenda. At all quarterly meetings, the independent directors meet without the presence of management and the directors that are not independent.

In 2022, there were four (4) regularly scheduled board meetings and one (1) special meeting for a total of five (5) board meetings.

Four (4) regular meetings are scheduled for 2023.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

Independent Directors

At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full board using the standards for independence established by the NYSE.

The company obtains information from its directors annually to determine their independence. The board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield Corporation may arise. See Item 6.C “Board Practices— Transactions Requiring Approval by Independent Directors” and See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent	Affiliated	Management
	(a)		(b)	Reason for Affiliated or Management Status
Barry Blattman(c)		✔		Vice Chair of Brookfield Asset Management
Soonyoung Chang	✔
William Cox	✔

	Independent	Affiliated	Management
	(a)		(b)	Reason for Affiliated or Management Status
Michele Coleman Mayes	✔
Gregory Morrison	✔
Lori Pearson		✔		Chief Operating Office of Brookfield Corporation
Lars Rodert	✔
Anne Schaumburg	✔
Sachin Shah		✔	✔	Chief Executive Officer of the company and Managing Partner and Chief Executive Officer, Insurance Solutions of Brookfield Corporation
Jay Wintrob(d)		✔		Chief Executive Officer of Oaktree Capital Management

Notes:

(a)

“Independent” refers to the board’s determination, based on the recommendation of the Governance and Nominating Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)	“Management” refers to a director nominee who is a current member of management.
(c)

Mr. Blattman does not meet any bright line tests under which he would be “Affiliated” under applicable stock exchange guidelines and securities laws. However, given Mr. Blattman’s position as Vice Chair of Brookfield Corporation, and the nature of the services currently provided by Brookfield Corporation to the company, the Governance and Nominating Committee has determined Mr. Blattman to be non-Independent at this time.

(d)

Mr. Wintrob does not meet any bright line tests under which he would be “Affiliated” under applicable stock exchange guidelines and securities laws. However, given Mr. Wintrob’s position as Chief Executive Officer of Oaktree Capital Management, and the nature of the services provided by Oaktree Capital Management to the company, the Governance and Nominating Committee has determined Mr. Wintrob to be non-Independent at this time.

The board considers that the six (6) directors listed as “Independent” above (approximately 60% of the board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the company:

●	William Cox: Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P.;
●	Michele Coleman Mayes: Gogo Inc.;
●	Gregory Morrison: Trisura Group Ltd.;
●	Lars Rodert: Brookfield Property Partners L.P., Brookfield Property Preferred L.P., PCCW Ltd., Samhallsbyggnadsbolaget i Norden AB;
●	Anne Schaumburg: Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., NRG Energy, Inc.; and
●	Jay Wintrob: Oaktree Capital Management, L.P.

Expectations of Directors

The board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the company places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the board’s regularly scheduled meetings; (ii) if they become involved in a legal dispute, regulatory or similar proceeding that could materially impact their ability to serve as a director and/or negatively impact the reputation of the company; (iii) if the director takes on new responsibilities in business, government, the community or likewise which may conflict with the goals of the company and/or materially reduce his or her ability to serve as a director; or (iv) there is any other change in the director’s personal or professional circumstances that could adversely impact the company or the director’s continued service on the board. The Charter of Expectations is reviewed annually, and a copy is posted on the company’s website bnre.brookfield.com, under “Corporate Governance.”

Director Share Ownership Requirements

We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect directors of our company to hold sufficient number of our exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.

Director Orientation and Education

New directors of our company are provided with comprehensive information about our company and our operating subsidiaries. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

Our board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to help ensure their understanding of industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The three standing Committees of our board assist in the effective functioning of our board and help ensure that the views of independent directors are effectively represented:

●	Audit Committee;

●	Governance and Nominating Committee; and

●	Compensation Committee.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by our board. It is our board of director’s policy that all Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While our board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full board of directors and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.

As of the date of this Circular, the Audit Committee was comprised of the following directors: Lars Rodert, William Cox, Gregory Morrison and Anne Schaumburg and as such, the Audit Committee consisted solely of independent directors.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of our board and its Committees; to review the effectiveness of our board operations and its relations with management; to assess the performance of our board, its Committees and individual directors; to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our board has implemented a formal procedure for evaluating the performance of our board, its Committees and individual directors — the Governance and Nominating Committee reviews the performance of our board, its Committees and the contribution of individual directors on an annual basis.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to our board and for recommending candidates for membership on our board, including the candidates proposed to be nominated for election to our board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by our board to ensure that our board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of our board. The Governance and Nominating Committee is responsible for overseeing our company’s approach to environmental, social, and governance (“ESG”) matters, which includes a review of our company’s current and proposed ESG initiatives and any material disclosures regarding ESG matters.

As of the date of this Circular, the Governance and Nominating Committee was comprised of the following directors: William Cox, Lars Rodert, and Anne Schaumburg and as such, the Governance and Nominating Committee consisted solely of independent directors.

Compensation Committee

The Compensation Committee is responsible for reviewing and reporting to our board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, other than the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer whose services are provided by Brookfield Corporation at our request under the Administration Agreement and for whom our company pays a pro rata share of their annual cash compensation. The Compensation Committee also reviews, in consultation with the Chief Executive Officer, the performance of senior management. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of our board, be reasonably expected to interfere with the exercise of their independent judgment.

Our board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that our board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about our company’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In reviewing our company’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of our company. The Compensation Committee also seeks to ensure our company’s compensation practices do not encourage excessive risk-taking behavior by the senior management team.

The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All of our company’s directors, officers and employees are subject to our personal trading policy, which will prohibit trading in the securities of our company or Brookfield Corporation while in possession of material undisclosed information about our company or Brookfield Corporation. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.

As of the date of this Circular, the Compensation Committee was comprised of the following directors: Anne Schaumburg, William Cox, and Soonyoung Chang and as such, the Compensation Committee consisted solely of independent directors.

Board, Committee and Director Evaluation

Our board believes that a regular and formal process of evaluation improves the performance of our board as a whole, the Committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of our board and its Committees. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to our board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of our board and its Committees, and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The board of directors has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting board of directors meeting agendas, chairing board of directors and shareholder meetings and communicating with shareholders and regulators. The board of directors has also adopted a written position description for each of the Committee chairs which sets out each of the Committee chair’s key responsibilities, including duties relating to setting Committee meeting agendas, chairing Committee meetings and working with the Committee and management to ensure, to the greatest extent possible, the effective functioning of the Committee.

The board of directors has also adopted a written position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer is to lead management of the business and affairs of our company, to lead the implementation of the resolutions and the policies of the board of directors, to supervise day to day management and to communicate with shareholders and regulators.

Code of Business Conduct and Ethics

Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at bnre.brookfield.com and has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.

All directors, officers and employees of our company are required to provide a written acknowledgment upon joining our company that they are familiar with and will comply with the Code of Business Conduct and Ethics. All directors, officers and employees of our company are required to provide this same acknowledgment annually. Our board reviews the Code of Business Conduct and Ethics annually to consider whether to approve changes in our company’s standards and practices.

Personal Trading Policy

Each of the company’s and Brookfield Corporation’s directors, officers and employees are subject to our personal trading policy and/or Brookfield Corporation’s personal trading policy, as applicable.

All of our company’s directors, officers and employees are subject to our personal trading policy, which prohibit trading in the securities of our company or the securities of Brookfield Corporation while in possession of material undisclosed information about our company or Brookfield Corporation. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in our company’s securities.

Part Six – Director Compensation and Equity Ownership

Director Compensation

For the year ended December 31, 2022, the directors of our company were entitled to an annual retainer of $150,000 for their service on the board and the Committees, and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000, for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of our company.

Compensation Element	Amount for the Year Ended December 31, 2022
Annual Retainer	$150,000

Audit Committee Chair Additional Retainer	$20,000

Audit Committee Member Additional Retainer (Non-Chair)	$10,000

Lead Independent Director Additional Retainer	$50,000

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2022. The directors are paid in U.S. dollars. The Governance and Nominating Committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Director Compensation Table

Name	Fees Earned in Cash ($)	Share and option-based awards ($)	All Other Compensation ($)	Total Annual Compensation ($)

Barry Blattman(e)	-	-	-	-

Soonyoung Chang	$150,000	-	-	$150,000

William Cox(a)(b)	$210,000	-	-	$210,000

Gregory Morrison(a)(c)	$162,500	-	-	$162,500

Lars Rodert(a)(d)	$167,500	-	-	$167,500

Anne Schaumburg(a)	$160,000	-	-	$160,000

Sachin Shah(e)	-	-	-	-

Jay Wintrob	$150,000	-	-	$150,000

Notes:

(a)	Audit Committee Member.
(b)	William Cox served as Lead Independent Director.
(c)	Gregory Morrison served as Audit Committee Chair for part of the year.
(d)	Lars Rodert served as Audit Committee Chair for part of the year.

(e)	Each of Barry Blattman and Sachin Shah receive no compensation in their capacities as affiliated directors of our company.

Equity Ownership of Directors

We believe that directors can better represent shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient class A exchangeable shares and/or Brookfield Class A Shares such that the acquisition costs of our class A exchangeable shares or Brookfield Class A Shares held by such directors is equal to at least two times their aggregate annual retainer for serving as a director of our company, as determined by our board from time to time. Directors of our company are required to meet this requirement within five (5) years of their date of appointment.

The current directors of the company together beneficially own approximately 1% of the class A exchangeable shares.

Part Seven – Report on Executive Compensation

Compensation Philosophy of our Company

Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom are employees of Brookfield and are provided to our company pursuant to the Administration Agreement. Our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Gregory McConnie, the Chief Executive Officer of our reinsurance business, are employees of Brookfield who perform functions for our company that would make them NEOs of our company. Brookfield Corporation, and not our company, determines the compensation of the NEOs who are Brookfield employees. Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. Our company pays fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company does not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield Corporation’s long-term incentive plans. Compensation of the NEOs is determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by our compensation committee, in the case of all other NEOs.

During 2022, our NEOs received approximately $4.4 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. There are currently no equity compensation plans under which equity securities of the company or our subsidiaries are authorized for issuance, however, our NEOs may, at the discretion of Brookfield Corporation, participate in certain long-term incentive plans of Brookfield Corporation or Brookfield Asset Management Ltd. for their services to Brookfield Corporation or Brookfield Asset Management Ltd., including in the form of deferred share units, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation and Brookfield Asset Management Ltd. long-term incentive plans have similar terms and conditions.

With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield Corporation. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation. Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to US$150,000 at an exchange rate of BBD$1.00 = US$0.50).

Compensation Elements for our NEOs

The primary elements of total compensation for our NEOs include base salary, annual management incentive plan awards, which we refer to as a cash bonus, and participation in long-term incentive plans. Our company pays fees to Brookfield Corporation under the Administration Agreement on a cost recovery basis for the services of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business equal to the pro rata portion of their annual base salary, cash bonus and overhead costs attributable to the services they provide to our company. Our company does not reimburse Brookfield Corporation for any costs associated with the participation of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business in Brookfield Corporation’s long-term incentive plans.

Our company has adopted an approach to compensation that aligns with Brookfield Corporation’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of Brookfield’s long-term incentive plans, which vest over time, in order for the executives to increase their ownership interest under one of Brookfield’s long-term incentive plans and to be consistent with our company’s focus on long-term value creation. Our company has no control over the form or amount of the compensation paid by Brookfield Corporation to the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or the Chief Executive Officer of our reinsurance business and their participation in Brookfield’s long-term incentive plans is not allocated to or payable by our group. However, our company will reimburse Brookfield Corporation for the participation of our NEOs that are not employed by Brookfield Corporation in Brookfield’s long-term incentive plans.

Compensation of the NEOs is determined and approved by Brookfield Corporation, in the case of our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business, and by the Compensation Committee, in the case of all other NEOs.

Base Salaries

Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield Corporation and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, and an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objective set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.

Given that the exchangeable shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in Brookfield Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield, Brookfield Corporation and our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans was most appropriate.

Brookfield’s long-term incentive plans are intended to encourage share ownership in Brookfield Class A Shares, increase executives’ interest in the success of Brookfield, and encourage the retention of executives as a result of the delayed vesting of awards. The purpose of these arrangements is to align the interests of Brookfield shareholders and management and to motivate executives to improve Brookfield’s and our company’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables us to attract and retain talented executives.

Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:

1.

Management Share Option Plan. The management share option plans of Brookfield, which we refer to as the MSOP, governs the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give their final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six (6) business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five (5) business days preceding the effective grant date.

2.

Deferred Share Unit Plan. Brookfield’s deferred share unit plans, which we refer to as the DSUP, provides for the issuance of deferred share units, which we refer to as DSUs, the value of which are equal to the value of the respective Brookfield Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield’s compensation committees. DSUs are issued based on the value of the respective Brookfield Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Corporation’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3.

Restricted Stock Plans. Brookfield has restricted stock plans and an escrowed stock plans, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield’s compensation committees. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each escrow company uses its cash resources to directly and indirectly purchase the respective Brookfield Class A Shares. Dividends paid to each escrow company on the Brookfield Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange escrowed shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable escrow company.

In addition to these plans, executives who have responsibilities in Brookfield’s dedicated fund management groups may have long term incentive arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which, in turn, benefit Brookfield as the general partner and a limited partner. A percentage of the fund’s profits are paid to participants in these plans typically after the capital invested and a preferred rate of return has been paid to investors.

Our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business are subject to Brookfield’s clawback policy and our other NEOs are subject to our company’s clawback policy. Pursuant to Brookfield’s clawback policy, executive officers of Brookfield Corporation may be required to pay Brookfield Corporation an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of Brookfield Corporation’s incentive compensation or long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which Brookfield Corporation’s compensation committee determines is detrimental to Brookfield Corporation. Brookfield Corporation’s compensation committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect Brookfield Corporation’s reputation and competitive ability, executive officers may be required to make such a payment if they engage in conduct that is detrimental to Brookfield Corporation during or after the cessation of their employment with Brookfield Corporation. Detrimental conduct includes any conduct or activity, whether or not related to the business of Brookfield Corporation, that is determined in individual cases by Brookfield Corporation’s Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other illegal activity; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of Brookfield Corporation’s code of business conduct and ethics; or (iv) material violations of Brookfield Corporation’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, Brookfield Corporation’s compensation committee will have the ability to: (i) require the executive officer to re-pay any Award paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made by Brookfield, including the DSUs, escrowed shares and restricted shares. Under our company’s clawback policy, which is in substantially the same form as Brookfield’s clawback policy described above, individuals who are designated as executive officers of our company may be required to pay the company or Brookfield Corporation a portion of any incentive or equity-based compensation and the profits realized from the sale of securities of our company or Brookfield Corporation in the event of a significant restatement of the financial statements of our company or if they engage in conduct which the board determines is materially detrimental to the company. The company’s Compensation Committee determines the amount to be paid and recommend same to the board for approval. Our company’s clawback policy may be applied in respect of conduct by an executive officer that is materially detrimental to the company both during or after the cessation of service with the company. The compensation that is subject to our clawback policy is comprised of compensation and benefits received in the period two years prior to the event giving rise to the claim and includes both monetary payments and shares or cash received from the exercise of options or the redemption of any other awards received under our company or Brookfield Corporation’s long-term share ownership plans from time to time, including (without limitation) stock options, DSUs, escrowed shares, restricted shares and restricted share units.

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2022. Our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business are employed by Brookfield Corporation and their services are provided to our company pursuant to the Administration Agreement on a cost recovery basis. Our company is not responsible for determining their compensation. The compensation information for our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and the Chief Executive Officer of our reinsurance business in the following table reflects the total compensation received in respect of all services provided to Brookfield.

The NEOs, other than Mr. McConnie, are paid in Canadian dollars. Mr. McConnie is paid in Barbadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7688, which was the average exchange rate for 2022 as reported by Bloomberg, unless otherwise noted. All Barbadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of BBD$1.00 = US$0.50, which was the average exchange rate for 2022 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

				Share-based Awards			Options- based Awards
Name and Principal Position	Year	Annual Base Salary ($)	Annual Cash Bonus(a) ($)	Deferred Share Units (DSUs)(b) ($)	Restricted Shares ($)	Escrowed Shares(c) ($)	Options(d) ($)	Pension Value ($)	All Other Compensation(e) ($)	Total Annual Compensation ($)

Sachin Shah Chief Executive Officer	2022	538,160	538,160	—	—	7,202,475	—	—	31,245	8,310,040

Mabel Wong(f) Chief Financial Officer	2022	105,340	245,055	—	—	—	—	—	28,353	378,748

Bahir Manios(g) Chief Investment Officer	2022	480,500	480,500	—	—	—	593,008	—	31,332	1,585,340

Thomas Corbett(f) Chief Financial Officer	2022	292,144	124,161	124,161	384,400	—	763,222	—	23,707	1,711,796

Paul Forestell Chief Operating Officer	2022	384,400	384,400	—	—	—	610,530	—	435,432	1,814,762

Gregory McConnie Chief Executive Officer, NER SPC and NER Ltd.	2022	275,000	220,000	—	137,500	—	—	42,015	15,572	690,087

(a)	Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares. One of the NEOs elected to receive some or all of the annual incentive in DSUs.

(b)

Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2022 were awarded effective on February 17, 2023. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7688. The number of DSUs was based on a price of US36.3654, the volume-weighted average price of the Brookfield Class A Shares on the NYSE for the five days preceding the award date of February 17, 2023.

(c)

The amount for 2022 reflects an annual grant of escrowed shares for Sachin Shah made in February 2023. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For awards made in 2023, this is based on a hold period of 7.5 years, a volatility of 28.93%, a risk free rate of 3.97% and a dividend yield of 1.0%. This value for all grants has been discounted by 25% to reflect the five-year vesting.

(d)

The amounts for 2022 reflect annual grants of options. The value awarded under the MSOP for annual grants is determined by Brookfield and considers the stock market price of the Brookfield Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett and Paul Forestell, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 28.93%, a risk free rate of 3.97% and a dividend yield of 1.0%. For Bahir Manios and Gregory McConnie, this is based on Brookfield Asset Management options with a hold of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.6%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(e)

These amounts include annual retirement savings contributions, participation in the executive benefits program and, for Gregory McConnie, costs associated with the provision of a corporate vehicle, and for Paul Forestell, a payment of $528,333 in respect of a special cash retention award for continuing as a key executive of Brookfield Annuity Holdings Inc.

(f)	Mabel Wong resigned from her position as Chief Financial Officer of our company on August 11, 2022. Thomas Corbett was appointed Chief Financial Officer of our company on August 11, 2022.

(g)	Bahir Manios resigned from his position as Chief Investment Officer of our company on August 11, 2022. Lorenzo Lorilla was appointed Chief Investment Officer of our company on August 11, 2022.

Option Awards and Share-Based Awards at December 31, 2022

The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2022.

	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in- the-money Options(a,b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ESs(c) (#)	Market Value of Unvested ESs(b,c) ($)	Market Value of Vested ESs(b,c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(b) ($)	Market Value of Vested DSUs(b) ($)

Sachin Shah	0	0	0	0	0	5,142,652	0	0	0	0	8,222,113
Mabel Wong	19,712	76,709	0	0	28,454	0	0	0	0	0	34,558
Bahir Manios	604,024	4,612,077	0	0	0	122,153	0	0	0	0	1,000,844
Thomas Corbett	57,200	115,229	4,347	136,623	54,009	0	0	0	0	0	240,639
Paul Forestell	29,000	0	3,773	118,601	321,236	0	0	0	0	0	0
Gregory McConnie	33,000	413,235	8,727	274,542	0	0	0	0	0	0	0

(a)	The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 30, 2022 exceeded the exercise price of the options.

(b)

All values are calculated using the closing price of a Brookfield Class A Share on December 30, 2022 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.

(c)

The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company. In connection with the Special Distribution and prior to completion of the Brookfield Arrangement, the vesting for the majority of Brookfield’s escrowed shares that were outstanding were accelerated and exchanged for Brookfield Class A Shares issued from treasury.

The following table shows the Brookfield Asset Management options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2022.

	Option Awards Vested and Unvested		Share-Based Awards
			Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in- the-money Options(a,b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(b) ($)	Market Value of Vested RS(b) ($)	Number of Unvested ESs (#)	Market Value of Unvested ESs(b,c) ($)	Market Value of Vested ESs(b,c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(b) ($)	Market Value of Vested DSUs(b) ($)

Sachin Shah	0	0	0	0	0	1,285,660	0	0	0	0	1,865,066
Mabel Wong	4,926	19,497	0	0	6,477	0	0	0	0	0	7,838
Bahir Manios	151,003	1,133,140	0	0	0	30,538	0	0	0	0	227,011
Thomas Corbett	14,298	30,723	1,087	31,100	12,294	0	0	0	0	0	54,582
Paul Forestell	7,249	0	939	26,877	72,797	0	0	0	0	0	0
Gregory McConnie	8,249	98,313	2,182	62,549	0	0	0	0	0	0	0

(a)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2022 exceeded the exercise price of the options.

(b)

All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable.

(c)

The value of the escrowed shares is equal to the value of the Brookfield Asset Management Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of the escrow company. In connection with the Special Distribution, and prior to completion of the Brookfield Arrangement, the vesting for the majority of the Brookfield’s escrowed shares that were outstanding were accelerated and exchanged for Brookfield Class A Shares issued from treasury.

Outstanding Option Awards at December 31, 2022

The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2022.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)

Mabel Wong	4,350	22.05	25-Feb-2028	40,934
	4,890	24.14	25-Feb-2029	35,776
	3,532	31.64	13-Dec-2029	0
	4,120	35.56	21-Feb-2031	0
	2,753	46.62	17-Feb-2032	0
	67	46.62	17-Feb-2032	0

Bahir Manios	9,300	18.43	22-Nov-2025	121,223
	2,400	16.70	22-Feb-2026	35,429
	72,750	20.14	16-Feb-2027	823,872
	67,425	20.14	16-Feb-2027	763,568
	69,000	22.05	25-Feb-2028	649,290
	303,262	24.14	25-Feb-2029	2,218,695
	17,662	31.64	13-Dec-2029	0
	16,675	35.56	21-Feb-2031	0
	13,765	46.62	17-Feb-2032	0
	31,785	46.62	17-Feb-2032	0

Thomas Corbett	15,750	24.14	25-Feb-2029	115,229
	11,400	31.64	13-Dec-2029	0
	2,250	37.03	24-Feb-2030	0
	14,550	35.56	21-Feb-2031	0
	13,250	46.62	17-Feb-2032	0

Paul Forestell	13,765	46.62	17-Feb-2032	0
	15,235	46.62	17-Feb-2032	0

Gregory McConnie	11,250	19.83	23-Feb-2025	130,830
	10,500	16.70	22-Feb-2026	155,002
	11,250	20.14	16-Feb-2027	127,403

Notes:

(a)

The market value of the options is the amount by which the closing price of the Brookfield Class A Shares on December 30, 2020 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.

The following table shows the details of each Brookfield Asset Management option outstanding at December 31, 2022.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)

Mabel Wong	1,087	19.50	25-Feb-2028	9,962
	1,222	21.36	25-Feb-2029	8,936
	883	27.99	13-Dec-2029	599
	1,030	31.46	21-Feb-2031	0

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(a) ($)

	688	41.24	17-Feb-2032	0
	16	41.24	17-Feb-2032	0

Bahir Manios	2,325	16.30	22-Nov-2025	28,764
	600	14.77	22-Feb-2026	8,340
	18,187	17.81	16-Feb-2027	197,489
	16,856	17.81	16-Feb-2027	183,036
	17,250	19.50	25-Feb-2028	158,098
	75,815	21.36	25-Feb-2029	554,420
	4,415	27.99	13-Dec-2029	2,994
	4,168	31.46	21-Feb-2031	0
	3,441	41.24	17-Feb-2032	0
	7,946	41.24	17-Feb-2032	0

Thomas Corbett	3,937	21.36	25-Feb-2029	28,790
	2,850	27.99	13-Dec-2029	1,933
	562	32.75	24-Feb-2030	0
	3,637	31.46	21-Feb-2031	0
	3,312	41.24	17-Feb-2032	0

Paul Forestell	3,441	41.24	17-Feb-2032	0
	3,808	41.24	17-Feb-2032	0

Gregory McConnie	2,812	17.54	23-Feb-2025	31,292
	2,625	14.77	22-Feb-2026	36,486
	2,812	17.81	16-Feb-2027	30,535

Notes:

(a)

The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2020 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable.

Value Vested or Earned During 2022

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2022.

	Value Vested During 2022(a)
Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares(d) ($)	Escrowed Shares ($)	Non-equity incentive plan compensation – Value earned during the year

Sachin Shah	0	107,899	0	40,450,380	538,160

Mabel Wong	460,438	454	8,250	0	245,055

Bahir Manios	7,036,121	13,136	0	1,206,570	480,500

Tom Corbett	351,071	320,210	88,859	0	124,161

Paul Forestell	0	0	100,989	0	384,400

Gregory McConnie	144,982	0	146,093	0	220,000

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688. The value of the escrowed shares is equal to the value of the Brookfield Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of Brookfield DSUs vested in 2022, including DSUs awarded on February 18, 2022 in lieu of the cash bonus related to performance in 2021.
(d)	Values in this column represent the value of restricted shares vested in 2022, including restricted shares awarded in lieu of the cash bonus related to performance in 2021.

Pension and Retirement Benefits

With the exception of Mr. McConnie, our NEOs do not participate in any registered defined benefit or defined contribution plans or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the CRA.

Mr. McConnie participates in a defined contribution pension plan sponsored by Brookfield International Bank Inc. The employer contribution for Mr. McConnie under the plan is equal to 15% of his annual base salary. Mr. McConnie’s pension entitlement under the plan is fully vested as he has over 36 months of continuous service with Brookfield. Membership in the plan terminates upon cessation of employment. The retirement age under the plan is 65 years.

The following table sets forth details regarding Mr. McConnie’s participation in the defined contribution pension plan in respect of 2022.

Name	Accumulated value at start of year	Compensatory	Accumulated value at year end

Gregory McConnie	$715,928	$42,015	$723,373

Termination and Change of Control Benefits

With the exception of Mr. McConnie, there are no employment contracts between the NEOs and our company or Brookfield Corporation. With the exception of Mr. McConnie, none of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.

Pursuant to his employment agreement, in the event that Mr. McConnie’s employment is terminated by his employer, he is eligible to receive a severance payment as determined under the Severance Payments Act of Barbados (Chapter 355A), plus a one-time payment in the amount of BBD$300,000 (equivalent to US$150,000 at an exchange rate of BBD$1.00 = US$0.50).

The following table provides a summary of the termination provisions in Brookfield Corporation’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Corporation’s compensation committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of Brookfield Corporation’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days (a) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(a)	Up to but not beyond the expiry date of options.

Part Eight – Other Information

Indebtedness of Directors, Officers and Employees

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the company or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the company or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the company or any of their respective subsidiaries. There is no indebtedness to the company by current and former directors, officers or employees of the company or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the company.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full board of directors and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee will meet regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our board for a determination as to whether this association affects the independent status of the director.

Additional Information

Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Our website is at bnre.brookfield.com. In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents may be obtained on request without charge from our Corporate Secretary by mail at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, Bermuda HM08, by telephone at 441-294-3316, or by email at bnre.enquiries@brookfield.com.

Other Business

The company knows of no other matter to come before the meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders dated July 21, 2023.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the company.

By Order of the Board

William Cox
July 21, 2023	William Cox
Lead Independent Director

Appendix A – Resolutions to be Approved at the Meeting

Return of Capital Resolution

BE IT RESOLVED:

1.

THAT on the recommendation of the board (the “Board”) of directors (each a “Director”, and collectively, the “Directors”) of Brookfield Reinsurance Ltd. (the “company”), the company will make: (i) four quarterly returns of capital (each, a “Quarterly Capital Return” and together the “Quarterly Capital Returns”) to the holders on each Record Date (as defined below) of the company’s class A exchangeable limited voting shares (the “class A exchangeable shares”), class A-1 exchangeable non-voting shares (the “class A-1 exchangeable shares”) and the class B limited voting shares (the “class B shares”), (ii) one annual return of capital to the holders on the applicable Record Date of the class A junior preferred shares, series 1 (the “Class A Junior Preferred Shares, Series 1”), and (iii) one annual return of capital to the holders on the applicable Record Date of the class A junior preferred shares, series 2 (the “Class A Junior Preferred Shares, Series 2” and together with the Class A Junior Preferred Shares, Series 1, the “Class A Junior Preferred Shares”) in the following manner:

(a)	effective on or about each of September 29, 2023, December 29, 2023, March 29, 2024 and June 28, 2024, or in each case, as otherwise determined by the Board:

(i)

in the case of the class A exchangeable shares, a Quarterly Capital Return up to the aggregate amount of $10,000,000 (the “A Capital Return Amount”), with such precise amount to be determined by the Board;

(ii)

in the case of the class A-1 exchangeable shares, a Quarterly Capital Return up to the aggregate amount of $10,000,000 (the “A-1 Capital Return Amount”), with such precise amount to be determined by the Board; and

(iii)	in the case of the class B shares, a Quarterly Capital Return up to the aggregate amount of $10,000 (the “B Capital Return Amount”), with such precise amount to be determined by the Board;

(b)

effective on or about December 15, 2023, or as otherwise determined by the Board, in the case of the Class A Junior Preferred Shares, Series 1, an annual capital return (the “Series 1 Annual Capital Return”) up to the aggregate amount of $250,000,000 (the “Series 1 Return Amount”) with the precise amount to be determined by the Board; and

(c)

effective on or about September 15, 2023, or as otherwise determined by the Board in the case of the Class A Junior Preferred Shares, Series 2 an annual capital return (the “Series 2 Annual Capital Return”) up to the aggregate amount of $250,000,000 (the “Series 2 Return Amount”) with the precise amount to be determined by the Board;

2.	AND THAT as of July 21, 2023:

(a)

the authorized share capital of the company is C$27,500,000,000 and $78,855,279,600 and the amount of authorized share capital at such date that consisted of the class A exchangeable shares, class A-1 exchangeable shares, class B shares and the Class A Junior Preferred Shares was:

(i)	1,000,000,000 class A exchangeable shares of par value $33.559 each;

(ii)	500,000,000 class A-1 exchangeable shares of par value $33.559 each; and

(iii)	500,000 class B shares of par value $33.559 each;

(iv)	25,000,000,000 Class A Junior Preferred Shares of par value $25.00 each;

(b)

the issued share capital of the company is $2,904,350,805.17 and the amount of issued share capital at such date that consisted of the class A exchangeable shares, class A-1 exchangeable shares, class B shares and the Class A Junior Preferred Shares was:

(v)	10,450,952 class A exchangeable shares of par value $33.559 each;

(vi)	zero (0) issued class A-1 exchangeable shares of par value $33.559 each; and

(vii)	24,000 class B shares of par value $33.559 each;

(viii)	100,460,280 Class A Junior Preferred Shares of par value $25.00 each;

3.

AND THAT each Quarterly Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about each of September 29, 2023, December 29, 2023, March 29, 2024 and June 28, 2024, or in each case, as otherwise determined by the Board:

(a)

the par value of each class A exchangeable share will be reduced by up to the A Capital Return Amount divided by the number of class A exchangeable shares then issued and outstanding, with the precise amount to be determined by the Board;

(b)

the par value of each class A-1 exchangeable share will be reduced by up to the A-1 Capital Return Amount divided by the number of class A-1 exchangeable share then issued and outstanding, with the precise amount to be determined by the Board; and

(c)

the par value of each class B share will be reduced by up to the B Capital Return Amount divided by the number of class B shares then issued and outstanding, with the precise amount to be determined by the Board;

4.

AND THAT the Series 1 Annual Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about December 15, 2023, or as otherwise determined by the Board the par value of each Class A Junior Preferred Shares, Series 1 will be reduced by up to the Series 1 Return Amount divided by the number of Class A Junior Preferred Shares, Series 1 then issued and outstanding, with the precise amount to be determined by the Board;

5.

AND THAT the Series 2 Annual Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about September 15, 2023, or as otherwise determined by the Board the par value of each Class A Junior Preferred Shares, Series 2 will be reduced by up to the Series 2 Return Amount divided by the number of Class A Junior Preferred Shares, Series 2 then issued and outstanding, with the precise amount to be determined by the Board;

6.

AND THAT the completion of each Quarterly Capital Return, the Series 1 Annual Capital Return and the Series 2 Annual Capital Return will be contingent on a statutory legal notice having been made within the required time and receipt by the Board of a confirmation by the chief financial officer of the company that the company will be able to pay its liabilities as they become due on and after the each Quarterly Capital Return, Series 1 Annual Capital Return, Series 2 Annual Capital Return and corresponding reduction to the authorized share capital;

7.	AND THAT the Board be and is hereby authorized to set a record date (each, a “Record Date”) for each Quarterly Capital Return, Series 1 Annual Capital Return and Series 2 Annual Capital Return;

8.

AND THAT the Board be and is hereby authorized to effect the Quarterly Capital Returns, the Series 1 Annual Capital Return and the Series 2 Annual Capital Return and to determine as it thinks expedient any and all matters in connection therewith including any determination to be made for or on behalf of the Company pursuant to section 46 of the Companies Act 1981 of Bermuda and any other such matter not specifically resolved herein;

9.

AND THAT notwithstanding anything contained in the foregoing resolutions, if there are no class A-1 exchangeable shares in issue on any Record Date, and therefore, no Quarterly Capital Return in respect of the class A-1 exchangeable shares can be effected at such time, the par value of each class A-1 exchangeable share shall be reduced by an amount equal to the reduction amount of the par value of each class A exchangeable share at each such Quarterly Capital Return in order to ensure that, at all times, the par value of the class A exchangeable shares is equal to the par value of the class A-1 exchangeable shares; and

10.

AND THAT the Board be and is hereby authorized and empowered, if they decide not to proceed with the aforementioned resolutions, to revoke these resolutions at any time, without further notice to or approval of the company shareholder.

Share Issuance Resolution

BE IT RESOLVED:

1.

THAT, on the recommendation of the Board, the issuance of up to 101,899,808 exchangeable shares in connection with one or more reverse exchange or similar transactions, as more particularly described and set forth in the management information circular of the company, is hereby authorized and approved;

2.	AND THAT the Board is hereby authorized to revoke all or any part of this resolution at any time prior to giving effect thereto without further notice to or approval of the company’s shareholders;

3.

AND THAT any director or officer of the company be and each is hereby authorized, directed and empowered, in the name of and on behalf of the company, to execute (whether under hand as a deed or otherwise, whichever is necessary or desirable), certify, deliver, file and record such other agreements, documents, instruments, pledges, financing statements, certificates and other writings, and to take such actions, including but not limited to paying or causing to be paid all liabilities, expenses and costs, as the director or officer acting may deem necessary or advisable to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by such execution, certification, delivery, filing, recording and/or taking such actions on behalf of the company.

The Bye-Law Amendment Resolution

BE IT RESOLVED:

1.	THAT the second amended and restated bye-laws of the company be amended in substantially the form set out in Appendix “B” attached hereto;

2.	AND THAT the Board is hereby authorized to revoke all or any part of this resolution at any time prior to giving effect thereto without further notice to or approval of the company’s shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to make the requisite filing with the Registrar of Companies, in order to give effect to this ordinary resolution and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

The Restricted Stock Plan Resolution

BE IT RESOLVED:

1.

THAT subject to the requisite approvals of the Toronto Stock Exchange and all other applicable regulatory authorities, the Restricted Stock Plan as more particularly described in the accompanying management information circular is hereby approved and the company is authorized to grant awards thereunder until August 17, 2026, being the date that is three (3) years from the date hereof;

2.	AND THAT the Board is hereby authorized to revoke all or any part of this resolution at any time prior to giving effect thereto without further notice to or approval of the company’s shareholders;

3.

AND THAT any director or officer of the company is hereby authorized and directed for an on behalf of the company to do all such things and execute all such documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as may be necessary or desirable to give effect to this resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.

Appendix B – Extract of Bye-Law Amendments

Satisfaction of Exchange Rights

2.15     (a) After receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Transfer Agent, BAM or its transfer agent may reasonably require, subject to Section 2.15(b), BAM will acquire the applicable Tendered Exchangeable Shares on or prior to the Specified Exchange Date. Subject to Section 2.15(b), BAM will deliver or cause to be delivered to the Tendering Exchangeable Shareholder, at the address of the holder recorded in the register of the Company for the Class A Shares or Class A-1 Shares, as applicable, or at the address specified in the holder’s Notice of Exchange, either (i) the BAM Shares Amount, or (ii) the Cash Amount, as BAM may determine in its sole and absolute discretion, together with a cash amount for each Tendered Exchangeable Share equal to any Unpaid Distributions per Tendered Exchangeable Share ((i) or (ii), plus such Unpaid Distributions collectively being the “Exchange Consideration”) and such delivery of such Exchange Consideration by or on behalf of BAM will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should BAM elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in Section 2.5.

(b) Notwithstanding Section 2.15(a), after receipt by the Transfer Agent of a Notice of Exchange, pursuant to the terms of one or more agreements (each, a “Remarketing Agreement”) between BAM and one or more persons (a “Remarketer”), a Remarketer may find purchasers for any Tendered Exchangeable Shares at a price that is not less than (after expenses) the Exchange Consideration, provided that the conditions set forth in this Section 2.15(b) are satisfied. If a purchaser is found pursuant to the terms of the Remarketing Agreement (a “Purchaser”), the Purchaser will purchase from such Tendering Exchangeable Shareholder the Tendered Exchangeable Shares on the date specified by the Remarketer, provided that such date shall be at least two Business Days prior to the Specified Exchange Date (the “Purchase Date”) for a price that is not less than (after expenses) the Exchange Consideration. Provided that the payment for the Tendered Exchangeable Shares has been paid to the Tendering Exchangeable Shareholder, then (i) the closing of the purchase and sale of the Tendered Exchangeable Shares will be deemed to have occurred as at the close of business on the Purchase Date, (ii) BAM will not acquire the Tendered Exchangeable Shares and (iii) the obligation of BAM pursuant to Section 2.13 to satisfy the Exchange Rights and deliver the Exchange Consideration will be rescinded. For greater certainty, if (x) a Purchaser cannot be found, (y) the Tendering Exchangeable Shareholder has withheld its consent to the sale of the Tendered Exchangeable Shares or (z) the Purchaser fails to deliver the price that is not less than (after expenses) the Exchange Consideration in each case, prior to the Purchase Date, the Tendering Exchangeable Shareholder will receive, in consideration for each Tendered Exchangeable Share, the Exchange Consideration from BAM pursuant to Section 2.15(a).

2.16     Any Tendering Exchangeable Shareholder shall have no further right, with respect to any Tendered Exchangeable Shares redeemed, repurchased or exchanged, to receive any distributions on the Exchangeable Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Exchangeable Shareholder shall continue to own each Exchangeable Share subject to any Notice of Exchange, and be treated as an Exchangeable Shareholder with respect to each such Exchangeable Share for all other purposes of these Bye-Laws, until such Exchangeable Share has been acquired in accordance with Section 2.15. A Tendering Exchangeable Shareholder shall have no rights as a shareholder of BAM with respect to any BAM Shares to be received by such Tendering Exchangeable Shareholder in exchange for Tendered Exchangeable Shares pursuant to Section 2.13 until such BAM Shares have been issued to such Tendering Exchangeable Shareholder.

2.17     If BAM does not satisfy its obligations under section 2.13 to deliver the Exchange Consideration to a Tendering Exchangeable Shareholder within ten (10) Business Days after the Specified Exchange Date, such Tendering Exchangeable Shareholder shall have the right, pursuant to the Rights Agreement, to institute and maintain any suit, action or proceeding against BAM in any court of competent jurisdiction to enforce, or otherwise act in respect of, the obligations of BAM to deliver the Exchange Consideration, and each Exchangeable Shareholder shall be made a third party beneficiary of the Rights Agreement and shall have the full right to enforce the Rights Agreement in accordance with its terms as if it were a signatory thereto.

B-1

2.17.1     Following the acquisition of a Tendered Exchangeable Share by BAM pursuant to Section 2.15(a), BAM will own the Tendered Exchangeable Share and be treated as an Exchangeable Shareholder with respect to such Exchangeable Share for all purposes of these Bye-Laws provided that:

a)	BAM will not be permitted to exercise the Exchange Right in respect of the Tendered Exchangeable Share:

b)	BAM will be permitted to convert the Tendered Exchangeable Share into Class C Shares pursuant to Section 4.15: or

c)

BAM will be permitted to transfer the Tendered Exchangeable Share (“Recirculated Exchangeable Share”), in which case any holder of a Recirculated Exchangeable Share would be permitted to exercise the Exchange Right, but provided that prior notice of the transfer is given to the Company confirming (i) the number of Recirculated Exchangeable Shares, (ii) the approval by the BAM board of directors of the issuance of the BAM Shares issuable on exchange of the Recirculated Exchangeable Shares (“Additional BAM Shares”), (iii) if the Exchangeable Shares are then listed on the any stock exchange, the approval of the stock exchange for the listing of the Additional BAM Shares and (iv) the satisfaction by BAM of the securities laws applicable to the transfer (provided that this Section 2.17.1(c) shall not be interpreted as requiring the Company to register such Recirculated Exchangeable Share).

B-2